Exhibit 99.1
Wix Reports Fourth Quarter and Full Year 2022 Results

•Finished 2022 ahead of expectations, with total revenue of $355.0 million in the fourth quarter, up 6% y/y; total revenue was $361.4 million and up 8% y/y on a constant currency basis
•Q4’22 was the most profitable FCF quarter in Wix history with FCF1 of $52.0 million, ahead of guidance
•Cost efficiencies expected to generate an additional $50 million of savings in 2023 (~$65 million annualized), accelerating path to profitability
◦Creative Subscriptions non-GAAP gross margin expected to reach 80% in FY 2023
◦Expecting FCF1 margin of 10-11% of revenue for full year 2023, increasing each quarter and exiting the year at 12-13%
◦Accelerated profitability drives new goal of achieving positive GAAP net income in FY 2025, ahead of plan
◦Confident and committed to achieving “Rule of 40” in FY 2025 under varying future growth scenarios
•Exceptional brand strength of Wix enabling an evolution in our marketing strategy and demonstrating our category leadership -- despite reducing acquisition marketing spend by ~50% in Q4, we have seen stable new cohort bookings
•Executed $243 million2 of ordinary share repurchases in Q4, representing approximately 5% of our total ordinary shares outstanding, underscoring board and management conviction in our current and future ability to generate strong free cash flow

NEW YORK, February 22, 2023 -- Wix.com Ltd. (Nasdaq: WIX) today reported financial results for the fourth quarter and full year ended December 31, 2022. In addition, the Company provided its initial outlook for the first quarter and full year 2023. Please visit the Wix Investor Relations website at https://investors.wix.com/ to view the Q4’22 Shareholder Update and other materials.
“In the face of a dynamic macroeconomic environment this year, we shifted our focus toward tightening spending and becoming more efficient in the execution of our priorities. Through all of this, we continued to lead through innovation. We released hundreds of new products and features throughout 2022 to improve our platform for self creators and partners. Among the most notable releases this year were Wix Blocks for developers, our new Wix Editor, Wix Portfolio and our new AI Text Creator,” said Avishai Abrahami, Wix Co-founder and CEO. "We enter 2023 with great confidence that we are creating a best-in-class platform that will bring forth innovation and create lasting value for our users and shareholders. The actions and strategies implemented this past year position us well to weather this uncertain period, emerge a stronger and more profitable software company, and achieve ‘Rule of 40’ in 2025. While internet growth is currently reverting back to the pre-pandemic trendline, we believe there are still many years of significant expansion ahead. The potential for Wix in 2023 and beyond is enormous, and I am excited about what is to come."

Lior Shemesh, CFO at Wix, added, “We ended 2022 on strong footing with Q4 and full year revenue above our guidance range as well as the strongest quarter of free cash flow1 in our history. Earlier this month, we began implementing further cost efficiency measures that we expect to yield an additional $50 million of cost savings in 2023 and $65 million on an annualized basis. Combined with our original cost reduction plan, we now expect total cost savings of $200 million in 2023 and $215 million of annualized savings compared to the plan we shared at our May 2022 Analyst Day. By continuing to control what we can, we expect to accelerate profitability with positive GAAP and non-GAAP net income now expected sooner than originally anticipated, exit 2023 with a FCF1 margin of ~12-13%, and achieve the 'Rule of 40' in FY2025 under varying revenue growth scenarios.”

Accelerated Path to Profitability
We are confident in and committed to achieving “Rule of 40” in FY2025 under varying future growth scenarios with the acceleration of our path to profitability through additional cost reduction measures.
On top of the $150 million cost reduction plan announced in August 2022, we are implementing an incremental $50 million of cost savings in 2023. These savings consist of a further reduction in headcount that took place last week, increased hosting efficiencies and a reduction in capex. On an annualized basis, these actions create $65 million of savings for a total of $215 million of annualized cost savings compared to the three-year plan shared at our May 2022 Analyst Day.
As a result of these actions, we now expect to achieve key financial milestones approximately 2 years sooner than previously anticipated in our three-year plan:
•Non-GAAP gross margin is expected to increase to 66% in FY2023 with an exit margin of 67%. Creative Subscriptions non-GAAP gross margin is expected to reach 80% in FY2023
•Non-GAAP operating expenses are expected to be down to 59-60% of revenue for FY2023 – a level previously anticipated for FY2025
•More than $100 million of non-GAAP operating income and positive non-GAAP net income expected in FY2023 – targets previously anticipated for late-FY2024
•Positive GAAP operating income and net income expected for FY2025 – targets previously anticipated beyond the three-year horizon
•Partners business expected to generate positive FCF by mid-FY2024 – more than a year ahead of our three-year plan shared in May 2022
With increased efficiency across our business as well as improved technological capabilities achieved over the last couple of years, we made the difficult decision to rightsize the organization to meet current demand needs. As a result, we heavy-heartedly parted ways with approximately 370 of our employees last week, or nearly 7% of our total workforce. This reduction primarily occurred across our Customer Care team, which we were able to realign without sacrificing the level and quality of service provided to our users.
This headcount reduction, in addition to the efficiency efforts and savings implemented throughout 2022, will bring our total headcount from nearly 6,100 at the end of Q1’22 to roughly 5,200 at the end of this process, reflecting a 15% decrease.

Success in Evolving our Marketing Strategy
As mentioned last quarter, in September we began tests to adjust our marketing approach to focus on higher-intent users. We accelerated this testing throughout Q4, and in doing so, we reduced investment in acquisition marketing in the quarter by nearly 50% compared to the previous year.

The results were outstanding. Despite reducing acquisition marketing spend by 50%, we have seen stable new cohort bookings.
We believe the driver of this success is the strength of our brand. Our investments in building a global, scaled brand over the past 15 years have made Wix synonymous with relevant general keywords on the internet. So when people are searching for a “website builder”, for example, they are actually searching for Wix.

Based on these phenomenal results, we plan to continue executing this new marketing strategy and expect investment in acquisition marketing to remain at these reduced levels throughout 2023. We also plan to shift dollars to invest more into our brand going forward in order to drive future growth. We will continue developing plans throughout 1H23 for this new marketing strategy and expect brand marketing investment to be higher in 2H23. We currently estimate this increased brand marketing investment to be roughly 3-4% of revenue in 2H2023. With this evolution of our marketing strategy, we still expect lower sales and marketing expenses in 2023 compared to 2022 as our efficiency improves from this new strategy.

Q4 2022 Financial Results
•Total revenue in the fourth quarter of 2022 was $355.0 million, up 6% y/y
◦Total revenue on a y/y constant currency basis was $361.4 million, up 8% y/y
•Creative Subscriptions revenue in the fourth quarter of 2022 was $265.3 million, up 8% y/y
◦Creative Subscriptions ARR increased to $1.08 billion, up 7% y/y
•Business Solutions revenue in the fourth quarter of 2022 was $89.8 million, up 3% y/y
◦Transaction revenue3 was $38.9 million, up 8% y/y
•Partners revenue3 in the fourth quarter of 2022 was $94.6 million, up 23% y/y
•Total bookings in the fourth quarter of 2022 were $371.8 million, up 6% y/y
◦Total bookings on a y/y constant currency basis was $385.8 million, up 10% y/y
•Creative Subscriptions bookings in the fourth quarter of 2022 were 281.8 million , up 7% y/y

•Business Solutions bookings in the fourth quarter of 2022 were $90.0 million, up 3% y/y
•Total gross margin on a GAAP basis in the fourth quarter of 2022 was 64%
◦Creative Subscriptions gross margin on a GAAP basis was 78%
◦Business Solutions gross margin on a GAAP basis was 22%
•Total non-GAAP gross margin in the fourth quarter of 2022 was 65%
◦Creative Subscriptions gross margin on a non-GAAP basis was 79%
◦Business Solutions gross margin on a non-GAAP basis was 24%
•GAAP net loss in the fourth quarter of 2022 was $(39.0) million, or $(0.67) per share
•Non-GAAP net income in the fourth quarter of 2022 was $35.6 million, or $0.61 per share
•Net cash provided by operating activities for the fourth quarter of 2022 was $53.2 million, while capital expenditures totaled $14.6 million, leading to free cash flow of $38.6 million
•Excluding the capex investment associated with our new headquarters office build out, free cash flow for the fourth quarter of 2022 would have been $52.0 million
•Executed $243 million in repurchases of ordinary shares2, or approximately 5% of total shares outstanding, under Board-authorized $300 million share repurchase program

FY 2022 Financial Results
•Total revenue for the full year 2022 was $1.39 billion, up 9% y/y
•Total revenue on a y/y constant currency basis was $1.40 million, up 11% y/y
•Creative Subscriptions revenue for the full year 2022 was $1.04 billion, up 9% y/y
•Business Solutions revenue for the full year 2022 was $348.2 million, up 9% y/y
◦Transaction revenue3 for the full year was $148.2 million, up 14% y/y
•Partners revenue4 for the full year 2022 was $348.2 million, up 29% y/y
•Total bookings for the full year 2022 were $1.47 billion, up 4% y/y
◦Total bookings on a y/y constant currency basis was $1.52 billion, up 7% y/y
•Creative Subscriptions bookings for the full year 2022 were $1.12 billion , up 3% y/y

•Business Solutions bookings for the full year 2022 were $350.7 million, up 6% y/y
•Total gross margin on a GAAP basis for the full year 2022 was 62%
◦Creative Subscriptions gross margin on a GAAP basis was 76%
◦Business Solutions gross margin on a GAAP basis was 21%
•Total non-GAAP gross margin for the full year 2022 was 64%
◦Creative Subscriptions gross margin on a non-GAAP basis was 77%
◦Business Solutions gross margin on a non-GAAP basis was 23%
•GAAP net loss for the full year 2022 was $(424.9) million, or $(7.33) per share
•Non-GAAP net loss for the full year 2022 was $(10.0) million, or $(0.17) per share
•Net cash provided by operating activities for the full year 2022 was $37.2 million, while capital expenditures totaled $70.7 million, leading to free cash flow of $(33.5) million
•Excluding the capex investment associated with our new headquarters office build out, free cash flow for the full year 2022 would have been $32.4 million
•Added 96 thousand net premium subscriptions in full year 2022 to reach nearly 6.1 million as of December 31, 2022, a 2% increase over the total number of premium subscriptions at December 31, 2021
•Registered users as of December 31, 2022 were 243 million, representing a 10% increase compared to December 31, 2021
•Total employee headcount as of December 31, 2022 of 5,516, including 152 part time employees, down 7% y/y
____________________
1 Free cash flow excluding the capex investment and related costs for the buildout of our new corporate headquarters
2 Cash settlement of share repurchase transactions executed in Q4’22 totaled approximately $232 million
3 Transaction revenue is a portion of Business Solutions revenue, and we define transaction revenue as all revenue generated through transaction facilitation, primarily from Wix Payments as well as Wix POS, shipping solutions and multi-channel commerce and gift card solutions
4 Partners revenue is defined as revenue generated through agencies and freelancers that build sites or applications for other users as well as revenue generated through B2B partnerships, such as LegalZoom or Vistaprint. We identify agencies and freelancers building sites or applications for others using multiple criteria including but not limited to the number of sites built, participation in the Wix Partner Program and/or the Wix Marketplace or Wix products used, among other criteria. Partners revenue includes revenue from both the Creative Subscriptions and Business Solutions businesses

Financial Outlook
We are encouraged by the strong fundamentals of our business.
Assuming no deterioration in the macro environment, we expect total revenue in Q1’23 to be $367-$371 million, representing approximately 7-9% y/y growth.
For the full year, we expect total revenue to be $1,510 - $1,535 million, representing approximately 9 - 11% y/y growth.
Our focus in 2023 will continue to be on driving cost efficiencies across the business while innovating industry-first products for our users. As a result of the $50 million of incremental cost savings expected in 2023 (~$65 million on an annualized basis), we anticipate profitability to accelerate compared to the three-year plan outlined at our Analyst Day in May 2022.
Non-GAAP gross margin is expected to increase to ~66% for the full year 2023 with an exit margin of ~67%. This improvement will be driven by increases in gross margin to Creative Subscriptions, which we expect will be ~80% and Business Solutions, which we expect to be ~27% in 2023.
Non-GAAP operating expenses are expected to be slightly down y/y to 59-60% of revenue for full year 2023 as operational efficiencies from our cost reduction efforts materialize.
We expect depreciation expenses of approximately $17 - $19 million, non-HQ related capex of approximately $8 - $9 million and HQ-related capex of $50 - $55 million for full year 2023. Due to the timing of vendor payments associated with the buildout of our headquarters, we now anticipate HQ-related capex of $5 - 10 million in 2024 following the completion of the project in late 2023. The total cost associated with the buildout of our headquarters remains ~$150 million, unchanged from prior expectations.
As a result, free cash flow excluding HQ investments is expected to be roughly $152 - $162 million, or 10-11% of revenue in 2023. We expect free cash flow margin to improve as we progress through the year and exit 2023 with a free cash flow margin of ~12-13%, driven by the new efficiencies implemented in 1H23.
Finally, stock-based compensation is expected to decrease to 15% of revenue in 2023, down from 17% of revenue in 2022, as headcount across the organization declines. We expect stock-based compensation as a percentage of revenue to continue to decline y/y through 2025.
The accelerated profitability expected in 2023 will put us on the path to achieve the “Rule of 40” in 2025.

Conference Call and Webcast Information
Wix will host a conference call to discuss the results at 8:30 a.m. ET on Wednesday, February 22, 2022. To participate on the live call, analysts and investors should register and join at https://register.vevent.com/register/BI5eb72bdb2bf1417e924830624d187210. A replay of the call will be available through February 21, 2024 via the registration link.
Wix will also offer a live and archived webcast of the conference call, accessible from the "Investor Relations" section of the Company’s website at https://investors.wix.com/.
About Wix.com Ltd.
Wix is a leading platform to create, manage and grow a digital presence. What began as a website builder in 2006 is now a complete platform providing users with enterprise-grade performance, security and a reliable infrastructure. Offering a wide range of commerce and business solutions, advanced SEO and marketing tools, Wix enables users to take full ownership of their brand, their data and their relationships with their customers. With a focus on continuous innovation and delivery of new features and products, anyone can build a powerful digital presence to fulfill their dreams on Wix.
For more about Wix, please visit our Press Room
Investor Relations:
ir@wix.com
Media Relations:
pr@wix.com

Non-GAAP Financial Measures and Key Operating Metrics
To supplement its consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, Wix uses the following non-GAAP financial measures: bookings, cumulative cohort bookings, bookings on a constant currency basis, revenue on a constant currency basis, non-GAAP gross margin, non-GAAP operating income (loss), non-GAAP operating margin, non-GAAP net income (loss), non-GAAP net income (loss) per share, free cash flow, free cash flow, as adjusted, free cash flow margins, non-GAAP R&D expenses, non-GAAP S&M expenses, non-GAAP G&A expenses, non-GAAP operating expenses, non-GAAP cost of revenue expense, non-GAAP financial expense, non-GAAP tax expense (collectively the "Non-GAAP financial measures"). Measures presented on a constant currency or foreign exchange neutral basis have been adjusted to exclude the effect of y/y changes in foreign currency exchange rate fluctuations. Bookings is a non-GAAP financial measure calculated by adding the change in deferred revenues and the change in unbilled contractual obligations for a particular period to revenues for the same period. Bookings include cash receipts for premium subscriptions purchased by users as well as cash we collect from business solutions, as well as payments due to us under the terms of contractual agreements for which we may have not yet received payment. Cash receipts for premium subscriptions are deferred and recognized as revenues over the terms of the subscriptions. Cash receipts for payments and the majority of the additional products and services (other than Google Workspace) are recognized as revenues upon receipt. Committed payments are recognized as revenue as we fulfill our obligation under the terms of the contractual agreement. Non-GAAP gross margin represents gross profit calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization, divided by revenue. Non-GAAP operating income (loss) represents operating income (loss) calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, amortization, acquisition-related expenses and sales tax expense accrual and other G&A expenses (income). Non-GAAP net income (loss) represents net loss calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, amortization, sales tax expense accrual and other G&A expenses (income), amortization of debt discount and debt issuance costs and acquisition-related expenses and non-operating foreign exchange expenses (income). Non-GAAP net income (loss) per share represents non-GAAP net income (loss) divided by the weighted average number of shares used in computing GAAP loss per share. Free cash flow represents net cash provided by (used in) operating activities less capital expenditures. Free cash flow, as adjusted, represents free cash flow further adjusted to exclude capital expenditures associated with our new headquarters. Free cash flow margins represent free cash flow divided by revenue. Non-GAAP cost of revenue represents cost of revenue calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP R&D expenses represent R&D expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP S&M expenses represent S&M expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP G&A expenses represent G&A expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP operating expenses represent operating expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP financial expense represents financial expense calculated in accordance with GAAP as adjusted for unrealized gains of equity investments, amortization of debt discount and debt issuance costs and non-operating foreign exchange expenses. Non-GAAP tax expense represents tax expense calculated in accordance with GAAP as adjusted for provisions for income tax effects related to non-GAAP adjustments.
The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. The Company uses these non-GAAP financial measures for financial and operational decision making and as a means to evaluate period-to-period comparisons. The Company believes that these measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making.

For more information on the non-GAAP financial measures, please see the reconciliation tables provided below. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures. The Company is unable to provide reconciliations of free cash flow, free cash flow, as adjusted, cumulative cohort bookings, non-GAAP gross margin, and non-GAAP tax expense to their most directly comparable GAAP financial measures on a forward-looking basis without unreasonable effort because items that impact those GAAP financial measures are out of the Company's control and/or cannot be reasonably predicted. Such information may have a significant, and potentially unpredictable, impact on our future financial results.
Wix also uses Creative Subscriptions Annualized Recurring Revenue (ARR) as a key operating metric. Creative Subscriptions ARR is calculated as Creative Subscriptions Monthly Recurring Revenue (MRR) multiplied by 12. Creative Subscriptions MRR is calculated as the total of (i) all active Creative Subscriptions in effect on the last day of the period, multiplied by the monthly revenue of such Creative Subscriptions, other than domain registrations in effect on the last day of the period; (ii) the average revenue per month from domain registrations; (iii) monthly revenue from other partnership agreements.

Forward-Looking Statements
This document contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance, including, but not limited to revenue, bookings and free cash flow, and may be identified by words like “anticipate,” “assume,” “believe,” “aim,” “forecast,” “indication,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “outlook,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this document, including the quarterly and annual guidance, are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, our expectation that we will be able to attract and retain registered users and generate new premium subscriptions; our expectation that we will be able to increase the revenue we derive from the sale of premium subscriptions and business solutions, through our partners; our expectation that new products and developments, as well as third-party products we will offer in the future within our platform, will receive customer acceptance and satisfaction, including the growth in market adoption of our online commerce solutions; our assumption that historical user behavior can be extrapolated to predict future user behavior; our expectations regarding execution of our multi-year strategic plan and cost reduction plan; our prediction of the future revenues generated by our user cohorts and our ability to maintain and increase such revenue growth; our expectation to maintain and enhance our brand and reputation; and thereby increase user retention, user engagement and sales; our expectation that our products created for markets outside of North America will continue to generate growth in those markets; our plans to successfully localize our products, including by making our product, support and communication channels available in additional languages and to expand our payment infrastructure to transact in additional local currencies and accept additional payment methods; our expectations regarding the extent of the impact on our business and operations of the COVID-19 pandemic, including uncertainty relating to expected consumer dynamics after the COVID-19 pandemic subsides, the effectiveness of government policies, vaccine administration rates and other factors; our expectation regarding the impact of fluctuations in foreign currency exchange rates on our business; our expectations relating to the repurchase of our ordinary shares and/or Convertible Notes pursuant to our repurchase program; our expectation that we will effectively manage the growth of our infrastructure; changes we expect may occur to technologies used in our solutions; our expectations regarding the outcome of any regulatory investigation or litigation, including class actions; our expectations regarding future changes in our cost of revenues and our operating expenses on an absolute basis and as a percentage of our revenues, as well as our ability to achieve profitability; our expectations regarding changes in the global, national, regional or local economic, business, competitive, market, and regulatory landscape, including as a result of increasing interest rates and inflationary pressures, lasting effects of COVID-19, and as a result of the military invasion of Ukraine by Russia; our planned level of capital expenditures and our belief that our existing cash and cash from operations will be sufficient to fund our operations for at least the next 12 months and for the foreseeable future; our expectations with respect to the integration and performance of acquisitions; our ability to attract and retain qualified employees and key personnel; our expectations about entering into new markets and attracting new customer demographics, including our ability to successfully attract new partners and grow our partner activities as anticipated and other factors discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission on April 1, 2022. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.
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Wix.com Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS - GAAP
(In thousands, except loss per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
Revenues
Creative Subscriptions	$265,268	$246,669	$1,039,479	$950,299
Business Solutions	89,772	86,744	348,187	319,358
	355,040	333,413	1,387,666	1,269,657

Cost of Revenues
Creative Subscriptions	58,427	60,789	251,587	232,619
Business Solutions	70,337	71,103	274,640	255,960
	128,764	131,892	526,227	488,579

Gross Profit	226,276	201,521	861,439	781,078

Operating expenses:
Research and development	120,994	116,329	482,861	424,937
Selling and marketing	97,944	124,560	492,886	512,027
General and administrative	39,941	56,926	171,045	169,648
Total operating expenses	258,879	297,815	1,146,792	1,106,612
Operating loss	(32,603)	(96,294)	(285,353)	(325,534)
Financial income (expenses), net	(13,256)	(16,868)	(183,513)	271,943
Other income	788	391	1,023	584
Loss before taxes on income	(45,071)	(112,771)	(467,843)	(53,007)
Taxes on income (tax benefit)	(6,096)	(3,730)	(42,980)	64,202
Net loss	(38,975)	(109,041)	(424,863)	(117,209)

Basic and diluted net loss per share	$(0.67)	$(1.91)	$(7.33)	$(2.06)
Basic and diluted weighted-average shares used to compute net loss per share	58,189,246	57,103,278	57,993,364	57,004,154

Wix.com Ltd.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	Period ended
	December 31,	December 31,
	2022	2021
Assets	(unaudited)	(audited)
Current Assets:
Cash and cash equivalents	$244,686	$451,355
Short-term deposits	526,328	411,687
Restricted deposits	13,669	7,012
Marketable securities	292,449	456,515
Trade receivables	42,086	30,367
Prepaid expenses and other current assets	28,519	32,877
Total current assets	1,147,737	1,389,813

Long-Term Assets:
Prepaid expenses and other long-term assets	23,027	41,554
Property and equipment, net	108,738	50,437
Marketable securities	194,964	387,341
Intangible assets and goodwill, net	83,293	89,547
Operating lease right-of-use assets	200,608	101,095
Total long-term assets	610,630	669,974

Total assets	$1,758,367	$2,059,787

Liabilities and Shareholders' Equity (deficiency)
Current Liabilities:
Trade payables	$96,071	$114,584
Employees and payroll accruals	86,113	83,251
Deferred revenues	529,205	484,446
Current portion of convertible notes, net	361,621	—
Accrued expenses and other current liabilities	88,194	62,816
Operating lease liabilities	29,268	29,201
Total current liabilities	1,190,472	774,298
Long Term Liabilities:
Long-term deferred revenues	70,594	59,966
Long-term deferred tax liability	14,902	72,803
Convertible notes, net	566,566	922,974
Other long-term liabilities	6,093	2,267
Long-term operating lease liabilities	172,982	81,764
Total long-term liabilities	831,137	1,139,774

Total liabilities	2,021,609	1,914,072

Shareholders' Equity (deficiency)
Ordinary shares	108	111
Additional paid-in capital	1,274,968	994,795
Treasury Stock	(431,862)	(199,997)
Accumulated other comprehensive income	(33,455)	(1,056)
Accumulated deficit	(1,073,001)	(648,138)
Total shareholders' equity (deficiency)	(263,242)	145,715

Total liabilities and shareholders' equity	$1,758,367	$2,059,787

Wix.com Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
OPERATING ACTIVITIES:
Net loss	$(38,975)	$(109,041)	$(424,863)	$(117,209)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	5,209	3,524	16,611	13,929
Amortization	1,511	462	6,246	4,952
Share based compensation expenses	59,917	71,294	236,836	221,391
Amortization of debt discount and debt issuance costs	1,305	1,298	5,213	5,298
Changes in accrued interest and exchange rate on short term and long term deposits	(93)	85	(86)	(20)
Amortization of premium and discount and accrued interest on marketable securities, net	2,447	1,642	6,252	7,843
Remeasurement loss (gain) on Marketable equity	3,955	17,718	200,338	(166,323)
Deferred income taxes, net	(11,997)	(6,760)	(57,865)	54,454
Changes in operating lease right-of-use assets	18,724	9,474	45,440	28,441
Changes in operating lease liabilities	(11,204)	(7,013)	(45,051)	(26,688)
Increase in trade receivables	(6,290)	(2,379)	(11,719)	(6,250)
Decrease (increase) in prepaid expenses and other current and long-term assets	26,713	3,029	(5,912)	(98,468)
Increase (decrease) in trade payables	(22,667)	20,896	(18,514)	26,595
Increase in employees and payroll accruals	17,506	6,872	2,862	19,391
Increase in short term and long term deferred revenues	4,081	6,522	55,387	82,361
Increase in accrued expenses and other current liabilities	3,092	3,418	25,977	15,988
Net cash provided by operating activities	53,234	21,041	37,152	65,685
INVESTING ACTIVITIES:
Proceeds from short-term deposits and restricted deposits	308,379	285,000	644,809	732,015
Investment in short-term deposits and restricted deposits	(317,869)	(155,500)	(766,021)	(572,631)
Investment in marketable securities	—	(29,377)	(202,611)	(29,377)
Proceeds from marketable securities	98,244	50,633	290,113	312,201
Purchase of property and equipment and payment of prepaid expenses	(14,434)	(12,789)	(68,554)	(35,770)
Capitalization of internal use of software	(215)	(913)	(2,110)	(1,930)
Investment in other short-term assets	—	—	(580)	—
Proceeds from equity securities	48,403	—	51,596	18,771
Payment for Businesses acquired, net of acquired cash	—	(115)	—	(42,729)
Purchases of investments in privately held companies	(40)	(181)	(1,300)	(3,681)
Net cash provided by (used in) investing activities	122,468	136,758	(54,658)	376,869
FINANCING ACTIVITIES:
Proceeds from exercise of options and ESPP shares	917	6,389	42,710	39,943
Purchase of treasury stock	(231,873)	—	(231,873)	(200,000)
Net cash provided by (used in) financing activities	(230,956)	6,389	(189,163)	(160,057)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(55,254)	164,188	(206,669)	282,497
CASH AND CASH EQUIVALENTS—Beginning of period	299,940	287,167	451,355	168,858
CASH AND CASH EQUIVALENTS—End of period	$244,686	$451,355	$244,686	$451,355

Wix.com Ltd.
KEY PERFORMANCE METRICS
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
Creative Subscriptions	265,268	246,669	1,039,479	950,299
Business Solutions	89,772	86,744	348,187	319,358
Total Revenues	$355,040	$333,413	$1,387,666	$1,269,657

Creative Subscriptions	281,766	264,038	1,121,411	1,087,879
Business Solutions	90,047	87,518	350,708	330,944
Total Bookings	$371,813	$351,556	$1,472,119	$1,418,823

Free Cash Flow	$38,585	$7,339	$(33,512)	$27,985
Free Cash Flow, excluding Capex and other cash costs related to HQ build out	$51,990	$17,386	$32,408	$51,434
Creative Subscriptions ARR	$1,080,824	$1,009,576	$1,080,824	$1,009,576

Wix.com Ltd.
RECONCILIATION OF REVENUES TO BOOKINGS
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
Revenues	$355,040	$333,413	$1,387,666	$1,269,657
Change in deferred revenues	4,081	6,522	55,387	82,361
Change in unbilled contractual obligations	12,692	11,621	29,066	66,805
Bookings	$371,813	$351,556	$1,472,119	$1,418,823

	Three Months Ended		Year Ended
	December 31,		December 31,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
Creative Subscriptions Revenues	$265,268	$246,669	$1,039,479	$950,299
Change in deferred revenues	3,806	5,748	52,866	70,775
Change in unbilled contractual obligations	12,692	11,621	29,066	66,805
Creative Subscriptions Bookings	$281,766	$264,038	$1,121,411	$1,087,879

	Three Months Ended		Year Ended
	December 31,		December 31,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
Business Solutions Revenues	$89,772	$86,744	$348,187	$319,358
Change in deferred revenues	275	774	2,521	11,586
Business Solutions Bookings	$90,047	$87,518	$350,708	$330,944

Wix.com Ltd.
RECONCILIATION OF COHORT BOOKINGS
(In millions)

	Year Ended
	December 31,
	2022	2021
	(unaudited)
Q1 Cohort revenues	$41	$53
Q1 Change in deferred revenues	15	18
Q1 Cohort Bookings	$56	$71

Wix.com Ltd.
RECONCILIATION OF REVENUES AND BOOKINGS EXCLUDING FX IMPACT
(In thousands)

	Three Months Ended
	December 31,
	2022	2021
	(unaudited)
Revenues	$355,040	$333,413
FX impact on Q4/22 using Y/Y rates	6,397	0
Revenues excluding FX impact	$361,437	$333,413

Y/Y growth	8%

	Three Months Ended
	December 31,
	2022	2021
	(unaudited)
Bookings	$371,813	$351,556
FX impact on Q4/22 using Y/Y rates	14,011	0
Bookings excluding FX impact	$385,824	$351,556

Y/Y growth	10%

Wix.com Ltd.
TOTAL ADJUSTMENTS GAAP TO NON-GAAP
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2022	2021	2022	2021
(1) Share based compensation expenses:	(unaudited)		(unaudited)
Cost of revenues	$4,607	$4,095	$17,811	$15,462
Research and development	32,335	28,028	120,580	102,056
Selling and marketing	9,559	9,483	38,714	33,853
General and administrative	13,416	29,688	59,731	70,020
Total share based compensation expenses	59,917	71,294	236,836	221,391
(2) Amortization	1,511	462	6,246	4,952
(3) Acquisition related expenses	1,656	2,045	5,127	8,680
(4) Amortization of debt discount and debt issuance costs	1,305	1,298	5,213	5,298
(5) Sales tax accrual and other G&A expenses (income)	219	320	763	1,692
(6) Unrealized loss (gain) on equity and other investments	3,955	16,195	200,338	(267,831)
(7) Non-operating foreign exchange expenses (income)	6,220	2,013	6,403	6,711
(8) Provision for income tax effects related to non-GAAP adjustments	(176)	(3,725)	(46,078)	57,283
Total adjustments of GAAP to Non GAAP	$74,607	$89,902	$414,848	$38,176

Wix.com Ltd.
RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
Gross Profit	$226,276	$201,521	$861,439	$781,078
Share based compensation expenses	4,607	4,095	17,811	15,462
Acquisition related expenses	—	97	140	484
Amortization	689	645	2,968	2,030
Non GAAP Gross Profit	231,572	206,358	882,358	799,054

Non GAAP Gross margin	65%	62%	64%	63%

	Three Months Ended		Year Ended
	December 31,		December 31,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
Gross Profit - Creative Subscriptions	$206,841	$185,880	$787,892	$717,680
Share based compensation expenses	3,437	3,026	13,933	11,446
Non GAAP Gross Profit - Creative Subscriptions	210,278	188,906	801,825	729,126

Non GAAP Gross margin - Creative Subscriptions	79%	77%	77%	77%

	Three Months Ended		Year Ended
	December 31,		December 31,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
Gross Profit - Business Solutions	$19,435	$15,641	$73,547	$63,398
Share based compensation expenses	1,170	1,069	3,878	4,016
Acquisition related expenses	—	97	140	484
Amortization	689	645	2,968	2,030
Non GAAP Gross Profit - Business Solutions	21,294	17,452	80,533	69,928

Non GAAP Gross margin - Business Solutions	24%	20%	23%	22%

Wix.com Ltd.
RECONCILIATION OF OPERATING LOSS TO NON-GAAP OPERATING (INCOME) LOSS
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
Operating loss	$(32,603)	$(96,294)	$(285,353)	$(325,534)
Adjustments:
Share based compensation expenses	59,917	71,294	236,836	221,391
Amortization	1,511	462	6,246	4,952
Sales tax accrual and other G&A expenses	219	320	763	1,692
Acquisition related expenses	1,656	2,045	5,127	8,680
Total adjustments	$63,303	$74,121	$248,972	$236,715

Non GAAP operating income (loss)	$30,700	$(22,173)	$(36,381)	$(88,819)

Non GAAP operating margin	10%	(7)%	(2)%	(7)%

Wix.com Ltd.
RECONCILIATION OF NET LOSS TO NON-GAAP NET INCOME (LOSS) AND NON-GAAP NET INCOME (LOSS) PER SHARE
(In thousands, except per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
Net loss	$(38,975)	$(109,041)	$(424,863)	$(117,209)
Share based compensation expenses and other Non GAAP adjustments	74,607	89,902	414,848	38,176
Non-GAAP net income (loss)	$35,632	$(19,139)	$(10,015)	$(79,033)

Basic and diluted Non GAAP net income (loss) per share	$0.61	$(0.34)	$(0.17)	$(1.39)
Weighted average shares used in computing basic and diluted Non GAAP net income (loss) per share	58,189,246	57,103,278	57,993,364	57,004,154

Wix.com Ltd.
RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO FREE CASH FLOW
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
Net cash provided by operating activities	$53,234	$21,041	$37,152	$65,685
Capital expenditures, net	(14,649)	(13,702)	(70,664)	(37,700)
Free Cash Flow	$38,585	$7,339	$(33,512)	$27,985

Capex and other cash costs related to HQ build out	13,405	10,047	65,920	23,449
Free Cash Flow, excluding Capex and other cash costs related to HQ build out	$51,990	$17,386	$32,408	$51,434

Wix.com Ltd.
RECONCILIATION OF BASIC WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING AND THE DILUTED WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING

	Three Months Ended		Year Ended
	December 31,		December 31,
	2022	2021	2022	2021
	(unaudited)		(unaudited)

Basic and diluted weighted-average shares used to compute net loss per share	58,189,246	57,103,278	57,993,364	57,004,154

The following items have been excluded from the diluted weighted average number of shares outstanding because they are anti-dilutive:
Stock options	4,332,022	4,720,600	4,332,022	4,720,600
Restricted share units	3,123,019	2,225,516	3,123,019	2,225,516
Convertible Notes (if-converted)	3,969,514	3,969,514	3,969,514	3,969,514
	69,613,801	68,018,908	69,417,919	67,919,784